Exhibit 99.1

Siyata Mobile Announces Closing of $20 Million Underwritten Public Offering

Published

Jan 11, 2022 1:05PM EST

VANCOUVER, BC / ACCESSWIRE / January 11, 2022 / Siyata Mobile Inc. (NASDAQ:SYTA,SYTAW) ("Siyata" or the "Company"), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced the closing of its previously announced underwritten public offering of 8,695,652 common shares (or pre-funded warrants to purchase common shares in lieu thereof) and accompanying warrants to purchase up to 8,695,652 common shares. Each common share (or pre-funded warrant in lieu thereof) was sold together with one common warrant at a combined effective offering price of $2.30. The common warrants were immediately exercisable at a price of $2.30 per common share and will expire five years from the date of issuance. The common shares (or pre-funded warrants in lieu thereof) and the accompanying common warrants were only able to be purchased together in the offering but were issued separately and were immediately separable upon issuance.

Maxim Group LLC acted as sole book-running manager for the offering.

Siyata has granted the underwriters a 45-day option to purchase up to an additional 1,304,347 common shares and/or common warrants to purchase up to 1,304,347 common shares at the public offering price less discounts and commissions. The underwriter partially exercised its option and purchased an additional 1,304,347 warrants, each representing the right to purchase one common share.

The gross proceeds from this offering were approximately $20 million before deducting underwriting discounts and commissions and other expenses payable by the Company. Siyata intends to use the net proceeds from this offering to repay a portion of its outstanding senior secured convertible promissory note and for general corporate purposes, including working capital, growth strategies, research and development, and sales and marketing.

The offering was conducted pursuant to the Company's registration statement on Form F-1 (File No. 333-261644) previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC"). A prospectus relating to the offering was filed with the SEC and is available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Siyata Mobile:

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA" and its warrants under "SYTAW".

Forward-Looking Statements:

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this news release include statements relating to the Company's expectations regarding the closing of the offering and the intended use of proceeds from the offering. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Act.

Investor Relations (Canada):Kin Communications1-866-684-6730SYTA@kincommunications.com

Investor Relations (United States)CORE IR516-222-2560SYTA@coreir.com

Siyata Mobile Corporate:Daniel Kim, VP of Corporate DevelopmentSiyata Mobile Inc.daniel@siyata.net

SOURCE: Siyata Mobile Inc.